UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

ZeroFox Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98955G 103

(CUSIP Number)

James C. Foster

c/o ZeroFox Holdings, Inc.

1834 S. Charles St.

Baltimore, MD 21230

885-936-9369

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955G 103

1	NAME OF REPORTING PERSON James C. Foster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,649,995
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,649,995
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,649,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98955G 103

1	NAME OF REPORTING PERSON Wolf Acquisitions, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 127,591
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 127,591
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of ZeroFox Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1834 S. Charles Street, Baltimore, MD 21230.

Item 2.	Identity and Background.

(a) This Statement is filed jointly by James C. Foster and Wolf Acquisitions, L.P., a Delaware limited partnership (“Wolf,” and together with Mr. Foster, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is c/o ZeroFox Holdings, Inc., 1834 S. Charles Street, Baltimore, MD 21230.

(c) Mr. Foster is the Chairman of the Board and Chief Executive Officer of the Issuer, an enterprise software-as-a-service external cybersecurity company. Wolf is a Delaware limited partnership and is a wholly-owned investment vehicle of Mr. Foster.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Foster is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Foster acquired 8,522,404 shares of Common Stock and Wolf acquired 60,475 shares of Common Stock in connection with the consummation of the Business Combination (as defined in Item 4 below). In addition, substantially concurrent with the consummation of the Business Combination, Wolf purchased 67,116 shares of Common Stock at a purchase price of $10 per share as part of the Common Equity PIPE Financing (as defined in Item 6 below). The aggregate purchase price of $671,160 was funded by offset against the principal amount of a certain PIK Promissory Note that was due upon the closing of the Business Combination.

Item 4.	Purpose of Transaction.

On August 3, 2022 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to the terms of the Business Combination Agreement (the “Business Combination Agreement”), by and among L&F Acquisition Corp. (“L&F”), L&F Acquisition Holdings, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of L&F (“L&F Holdings”), ZF Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of L&F Holdings (“ZF Merger Sub”), IDX Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of L&F Holdings (“IDX Merger Sub”), IDX Forward Merger Sub, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of L&F Holdings (“IDX Forward Merger Sub”), ZeroFox, Inc., a Delaware corporation (“ZeroFox”), and ID Experts Holdings, Inc., a Delaware corporation (“IDX”).

On the Closing Date, as contemplated by the Business Combination Agreement, L&F filed an application of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which L&F was domesticated and continues as a Delaware corporation, changing its name to “ZeroFox Holdings, Inc.” (the “Domestication”). Pursuant to the Business Combination Agreement, following the Domestication, the Issuer consummated the merger transactions contemplated by the

Business Combination Agreement, whereby (i) ZF Merger Sub merged with and into ZeroFox (the “ZF Merger”), with ZeroFox being the surviving company in the ZF Merger and continuing (immediately following the ZF Merger) as a direct, wholly-owned subsidiary of L&F Holdings (the time that the ZF Merger became effective being referred to as the “ZF Effective Time”), (ii) immediately following the ZF Merger, IDX Merger Sub merged with and into IDX (the “IDX Merger”), with IDX being the surviving company in the IDX Merger (referred to herein as “Transitional IDX Entity”) and continuing (immediately following the IDX Merger) as a direct, wholly-owned subsidiary of L&F Holdings (the time that the IDX Merger became effective being referred to as the “IDX Effective Time”), and (iii) immediately following the IDX Merger, Transitional IDX Entity merged with and into IDX Forward Merger Sub (the “IDX Forward Merger,” and together with the ZF Merger and IDX Merger, the “Mergers” and collectively with the Domestication, the “Business Combination”), with IDX Forward Merger Sub being the surviving company in the IDX Forward Merger and continuing (immediately following the IDX Forward Merger) as a direct, wholly-owned subsidiary of L&F Holdings.

As a result of the Mergers, among other things, (i) at the ZF Effective Time, all shares of ZeroFox common stock (including shares of ZeroFox restricted stock) issued and outstanding immediately prior to the ZF Effective Time converted into an aggregate of 82,030,308 shares of Common Stock, (ii) at the IDX Effective Time, all shares of IDX capital stock issued and outstanding immediately prior to the IDX Effective Time converted into an aggregate of 27,849,942 shares of Common Stock, (iii) options to purchase shares of ZeroFox common stock and IDX common stock were assumed by the Issuer and converted into comparable options to purchase shares of Common Stock based upon the respective exchange ratios applicable to the conversions of the shares of ZeroFox common stock and IDX capital stock, (iv) warrants to purchase shares of ZeroFox common stock were assumed by the Issuer and converted into comparable warrants to purchase shares of Common Stock based upon the exchange ratio applicable to the conversion of the shares of ZeroFox common stock, and (v) holders of IDX capital stock received aggregate cash consideration of approximately $49.4 million.

Also, upon the consummation of the Business Combination, Mr. Foster was appointed to serve as Chairman of the Board and Chief Executive Officer of the Issuer. In such capacity, Mr. Foster may have influence over the corporate activities of the Issuer, including actions or events described in clauses (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, Mr. Foster directly, and indirectly through Wolf, may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances based on, among other things, market conditions and the availability of other investment opportunities. In addition, in his capacity as Chief Executive Officer, Mr. Foster may receive equity incentive awards for which he qualifies, including, but not limited to, awards of Common Stock, options to purchase shares of Common Stock, and restricted stock units for Common Stock. Subject to the foregoing, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions or events described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Foster beneficially owns 8,649,995 shares of Common Stock, which includes 127,591 shares of Common Stock held by Wolf, representing 7.3% of the outstanding shares of Common Stock as of August 8, 2022, based on 117,983,659 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on August 9, 2022. Wolf beneficially owns 127,591 shares of Common Stock, representing 0.1% of such outstanding shares of Common Stock.

(b) Each of Mr. Foster and Wolf has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of all of the shares of Common Stock that he or it beneficially owns.

(c) Except as described in this Statement, the Reporting Persons have not engaged in any transactions in the Common Stock in the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons, except that Mr. Foster has such rights with respect to Wolf.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination Agreement, the Issuer, JAR Sponsor, LLC, certain prior directors of L&F, Jefferies LLC, and certain former stockholders of IDX and ZeroFox, including the Reporting Persons, entered into an Amended and Restated Registration Rights Agreement pursuant to which, among other things, the Issuer granted to the other parties customary registration rights with respect to shares of Common Stock, and certain former stockholders of IDX and ZeroFox, including the Reporting Persons, will be subject to a 180-day lock-up period following the closing, during which period such stockholders may not transfer their shares (subject to customary exceptions). The lock-up period described above will not apply to any shares acquired in the Common Equity PIPE Financing (as defined below).

Common Equity PIPE Financing

Pursuant to subscription agreements (the “Common Equity Subscription Agreements”) entered into on December 17, 2021, by and among L&F and certain investors (collectively, the “PIPE Investors”), the Issuer issued and sold to the PIPE Investors (substantially concurrently with the consummation of the Mergers) an aggregate of 2,000,000 shares of Common Stock, for an aggregate purchase price of $20 million (the “Common Equity PIPE Financing”). Pursuant to the Common Equity Subscription Agreements, the Issuer has agreed to register the resale of the shares of Common Stock purchased in the Common Equity PIPE Financing and provide other customary registration rights. Wolf entered into a Common Equity Subscription Agreement to purchase 67,116 shares of Common Stock.

Redline Letter Agreement

On December 7, 2021, ZeroFox entered into a letter agreement with Redline Capital Fund Universal Investments, a sub-fund of Redline Capital Fund, FCP-FIS (“Redline Capital”), pursuant to which Redline Capital and its affiliates granted to the Issuer’s chief executive officer (currently Mr. Foster) an irrevocable proxy to vote all of their shares of Common Stock, which shall be voted proportionally to the overall votes cast by other stockholders of the Issuer on proposals or resolutions voted on by the Issuer’s stockholders.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement.

Exhibit 2:	Business Combination Agreement, dated as of December 17, 2021, by and among L&F Acquisition Corp., L&F Acquisition Holdings, LLC, ZF Merger Sub, Inc., IDX Merger Sub, Inc., IDX Forward Merger Sub, LLC, ZeroFox, Inc., and ID Experts Holdings, Inc. (incorporated herein by reference to Annex A of the definitive Proxy Statement/Prospectus (File No. 333-262570) of L&F Acquisition Corp. filed with the SEC on July 14, 2022).

Exhibit 3:	Amended and Restated Registration Rights Agreement, dated as of August 3, 2022, by and among ZeroFox Holdings, Inc. and the Stockholders Party Thereto (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-39722) filed with the SEC on August 9, 2022).

Exhibit 4:	Subscription Agreement, dated as of December 17, 2021, between L&F Acquisition Corp. and Wolf Acquisitions, L.P.

Exhibit 5:	Letter Agreement, dated December 7, 2021, by and between ZeroFox, Inc. and Redline Capital Management S.A. acting on behalf and for the account of Redline Capital Fund Universal Instruments, a sub-fund of Redline Capital Fund, FCP-FIS (incorporated herein by reference to Exhibit 10.23 to the Registration Statement on Form S-4 (File No. 333-262570), Amendment No. 1, of L&F Acquisition Corp. filed with the SEC on April 8, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2022

/s/ James C. Foster
James C. Foster

Wolf Acquisitions, L.P.

By:	/s/ James C. Foster
Name:	James C. Foster
Title:	Managing Member